United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

VOTORANTIM CELULOSE E PAPEL S.A. A Publicly-Held Company CNPJ: 60.643.228/0001-21 NIRE: 35.300.022.807	ARACRUZ CELULOSE S.A. A Publicly-Held Company CNPJ: 42.157.511/0001-61 NIRE: 32.300.025.897

FATO RELEVANTE

This notice is not an offer to sell securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by VCP, Aracruz or any of their respective affiliates absent registration or an exemption from registration. The stock swap merger is being conducted pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. The stock swap merger is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register the new VCP common shares with the SEC under the U.S. Securities Exchange Act of 1934, as amended, and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger. Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

Management of VOTORANTIM CELULOSE E PAPEL S.A. (“VCP”) and ARACRUZ CELULOSE S.A. (“Aracruz”), pursuant to applicable laws, hereby inform the market that Aracruz’s management has decided to make a proposal at the Extraordinary General Shareholders’ Meeting (“EGM”), to be held on April 24, 2009, to the effect that, once the EGM has been duly convened, such EGM be adjourned for the time necessary for a review of certain considerations made by the Brazilian Securities Commission (Commissão de Valores Mobiliários, or “CVM”) in respect of the conditions of the stock swap merger of Aracruz with VCP (“Stock Swap Merger”), which review shall be made in light of the provisions of Practice Bulletin (Parecer de Orientação) no. 35/08 of the CVM.

As a result of such decision, VCP’s management shall also make a proposal to its EGM as follows: after such EGM has been duly convened and has decided on item (viii) of the EGM’s agenda (i.e., dismissal and election of members of the Board of Directors), which item is not related to the Stock Swap Merger, that such EGM be adjourned with respect to the other items of its agenda.

São Paulo, August 21, 2009.

Votorantim Celulose e Papel S.A. Paulo Prignolato Investor Relations Officer	Aracruz Celulose S.A. Marcos Grodetzky Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer